[redacted]

BB 3/22

06005428

SECURIT[...] [...]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2006

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-47114

AB

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUIET LIGHT SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. JACKSON BLVD., SUITE 2020A
(No. and Street)

CHICAGO (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN HALSTON 312-431-0573
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SHANNON & COMPANY
(Name — *if individual, state last, first, middle name*)

2 SALT CREEK LANE (Address) HINSDALE (City) IL (State) 60521 (Zip Code)

PROCESSED
APR 26 2006
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/28/06

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (7-00)

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS OF QUIET LIGHT SECURITIES

AS OF AND

FOR THE YEAR ENDING DECEMBER 31, 2005

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Quiet Light Securities, LLC
By: John C. Halston
Its: Chief Executive Officer

Quiet Light Securities, LLC
By: Paul J. Devitt
Its: Chief Financial Officer

OATH OR AFFIRMATION

I, JOHN HALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUIET LIGHT SECURITIES, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

____

Signature

CEO/MANAGER

Title

Notary Public

"OFFICIAL SEAL"
Paul J. Devitt
Notary Public, State of Illinois
My Commission Exp. 03/12/2008

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2 Salt Creek Lane, Suite 110 • Hinsdale, Illinois 60521

February 7, 2006

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Report on Internal Control Required by SEC Rule 17a-5

Gentlemen:

In planning and performing our audits of the financial statements and supplemental schedule of Quiet Light Securities, LLC (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Report on Internal Control Required by SEC Rule 17a-5 (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.

Certified Public Accountants

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2 Salt Creek Lane, Suite 110 • Hinsdale, Illinois 60521

February 7, 2006

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Report on Internal Control Required by CFTC Regulation 1.16

Gentlemen:

In planning and performing our audits of the financial statements of Quiet Light Securities, LLC (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclosure all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.

Certified Public Accountants

QUIET LIGHT SECURITIES, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2 Salt Creek Lane, Suite 110 ▪ Hinsdale, Illinois 60521

February 7, 2006

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Independent Auditors' Report

Gentlemen:

We have audited the accompanying statements of financial condition of Quiet Light Securities, LLC as of December 31, 2005 and 2004 and the related statements of income, changes in member's equity and accumulated other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quiet Light Securities, LLC as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The detailed information included in the report (shown on page fourteen) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter Shannon & Co.

Certified Public Accountants

Index

Exhibit I

Quiet Light Securities, LLC
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Current Assets		
Cash in Bank	$ 199,003	$ 90,132
Receivable from Clearing Organizations (Note 4)	115,515,601	1,269,448
Securities Owned (Marketable, at Market Value) (Note 5)	58,633,125	144,227,033
Prepaid Expenses and Miscellaneous	1,159,262	483,309
Property and Equipment (Note 6)		
(Net of Accumulated Depreciation of $482,199 in 2005 and $349,252 in 2004)	51,896	42,133
Other Assets		
Loans Receivable (Note 8)	1,269,889	1,039,862
Chicago Mercantile Exchange Deposit	522,318	516,587
Insors Integrated Communications, Inc. Options (Note 7)	2,000	2,000
O'Connor & Company LLC Preferred Stock (Note 7)	10,000	10,000
Gelber Securities, LLC Limited Liability Company Membership Interest (Note 7)		200,000
Investments (Note 9)	20,237,641	7,451,487
Exchange Memberships (Note 10)	1,165,009	1,391,706
Total Assets	$ 198,765,744	$ 156,723,697
Liabilities and Member's Equity		
Current Liabilities		
Accounts Payable	$ 46,209	$ 126,038
Payable to Clearing Organizations (Note 4)		41,588,142
Securities Sold, Not Yet Purchased, at Market Value (Note 5)	159,021,253	80,255,574
Accrued Expenses	1,509,488	485,978
Total Liabilities	160,576,950	122,455,732
Member's Equity		
Member's Equity	21,027,603	27,015,117
Accumulated Other Comprehensive Income (Note 18)	17,161,191	7,252,848
Total Member's Equity	38,188,794	34,267,965
Total Liabilities and Member's Equity	$ 198,765,744	$ 156,723,697

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit II

Quiet Light Securities, LLC
Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Net Trading Revenue	$ 3,846,039	$ 12,294,058
Other Income	1,078,984	699,916
Total Revenues	4,925,023	12,993,974
Expenses		
Compensation and Benefits	3,471,950	3,276,879
Other Expense	228,102	270,739
Total Expenses	3,700,052	3,547,618
Net Income	$ 1,224,971	$ 9,446,356

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit III

Quiet Light Securities, LLC
Statements of Changes in Member's Equity and Accumulated Other Comprehensive Income
Years Ended December 31, 2005 and 2004

	2005		2004	
	Member's Equity	Accumulated Other Comprehensive Income	Member's Equity	Accumulated Other Comprehensive Income
Beginning of Year	$ 27,015,117	$ 7,252,848	$ 18,165,139	$ 2,362,744
Net Income	1,224,971		9,446,356	
Member's Contributions			1,000,000	
Member's Distributions	(7,212,485)		(1,596,378)	
Other Comprehensive Income (Note 18)		9,908,343		4,890,104
End of Year	$ 21,027,603	$ 17,161,191	$ 27,015,117	$ 7,252,848

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit IV

Quiet Light Securities, LLC
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Operating Activities		
Net Income	$ 1,224,971	$ 9,446,356
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation	132,947	146,308
Gain on Sale of Chicago Mercantile Exchange Holdings, Inc. Common Stock		(66,815)
Changes in Operating Assets and Liabilities		
(Increase) Decrease in Receivable from Clearing Organizations	(114,246,153)	4,013,329
(Increase) Decrease in Securities Owned	85,593,908	(20,186,591)
Increase in Prepaid Expenses	(675,953)	(441,807)
Increase in Accounts Payable, Accrued Expenses, Payable to Clearing Organizations, and Securities Sold, Not Yet Purchased	38,121,218	7,424,208
Net Cash Provided by Operating Activities	10,150,938	334,988
Investing Activities		
Acquisition of Property and Equipment	(142,710)	(150,665)
Gelber Securities, LLC Limited Liability Company Membership Interest	200,000	(200,000)
Loans Receivable, Net	(230,027)	(189,880)
Chicago Mercantile Exchange Deposit	(5,731)	(5,574)
O'Connor & Company LLC Preferred Stock		(10,000)
Exchange Memberships Acquired	226,697	
ABN AMRO Sage Corporation Preferred Stock		50,000
Chicago Mercantile Exchange Holdings, Inc. Common Stock	(2,877,811)	739,525
Net Cash Provided (Used) by Investing Activities	(2,829,582)	233,406
Financing Activities		
Member's Contributions		1,000,000
Member's Distributions	(7,212,485)	(1,596,378)
Net Cash (Used) by Financing Activities	(7,212,485)	(596,378)
Increase (Decrease) in Cash and Cash Equivalents (Note 2)	108,871	(27,984)
Cash and Cash Equivalents - Beginning of Year	90,132	118,116
Cash and Cash Equivalents - End of Year	$ 199,003	$ 90,132

The accompanying notes to the financial statements are an integral part of this statement.

Note 1 **Company's Activities**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a non-clearing member firm of The Chicago Mercantile Exchange, The Chicago Board of Trade, The Chicago Board Options Exchange, Eurex U.S., and Eurex A.G. The Company is a single member limited liability company (LLC). The Company is primarily engaged in the business of options market-making and other trading and arbitrage activities for its proprietary accounts.

Note 2 **Summary of Significant Accounting Policies**

Revenue and Cost Recognition

The books of the Company are maintained on an accrual basis for financial statement as well as tax return purposes.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all futures transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Substantially all of the Company's securities are readily marketable.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. However, the Company classifies its Receivables from Clearing Organizations separately although these accounts are considered the equivalent of cash. Many of the Company's options contracts expire (mature) in three months or less, and the Company has therefore classified these securities separately as appropriate.

Property and Equipment

Property and equipment are stated at cost. Depreciation is taken on both accelerated and straight-line methods at rates sufficient to amortize the property and equipment over their estimated useful lives. Principal rates of depreciation are:

Office Furniture and Equipment	Five to Seven Years

Repairs and maintenance are charged against income; additions and major improvements are capitalized and depreciated.

Note 2 Summary of Significant Accounting Policies (Continued)

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments in 2005 and 2004.

Income Taxes

The Company is a single member limited liability company (LLC) and as such the income taxes due on the income reportable by the Company are reportable in the tax return of its single member.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 Fair Values

The carrying amounts for cash, accounts receivable and accounts payable approximate fair value due to the short period of time to maturity.

Note 4 Receivable / Payable with Clearing Organizations

The Company clears certain of its transactions through other broker-dealers and exchange approved general clearing firms on a fully disclosed basis. The amount payable to the clearing firms relates to the aforementioned transactions and is secured by the equity in the accounts held with the clearing firms.

Note 5 Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Assets	Liabilities
Options and Stocks	$ 58,633,125	$ 159,021,253

Note 6 Property and Equipment

	2005	2004
Assets		
Office Furniture and Equipment	$ 534,095	$ 391,385
Accumulated Depreciation and Amortization		
Office Furniture and Equipment	(482,199)	(349,252)
Net Property and Equipment	$ 51,896	$ 42,133

Note 7 Common Stock, Preferred Stock, and Limited Liability Company Membership Interest

The Company acquired 200,000 options ($2,000) of Insors Integrated Communications, Inc., Class B non-voting common capital stock in connection with its financing agreement with Insors. The Company acquired one share ($10,000) of O'Connor & Company LLC Class A preferred stock. The Company acquired a 1/5 of one unit limited liability company membership interest in Gelber Securities, LLC.

Note 8 Loans Receivable

	2005	2004
The Company made a secured term loan in the amount of $318,750 on June 20, 2002. The loan was scheduled to be repaid in 60 monthly payments of $5,312 principal plus interest. The loan had a 5% fixed interest rate. The loan was secured by a Chicago Mercantile Exchange B-2 (IMM) membership. The loan was to mature on August 1, 2007. This loan was repaid in February, 2005.	$ -0-	$ 174,340
The Company made a secured term loan. The loan operates as a line of credit and is scheduled to be repaid in full on October 4, 2007. The loan has a 5% fixed interest rate. The loan is secured by 17,999 "A Shares" in CME Holdings, Inc. and a related Class B-1 (CME) share. The loan matures on October 4, 2007. Also, the security for this loan has been assigned to the Company for its clearing firm requirements at the CME. The CME has priority ahead of the Company with respect to any claims regarding this collateral.	1,269,889	865,522
	$ 1,269,889	$ 1,039,862

Note 9 Investments

The Company reports on its statements of financial condition investments in the Chicago Mercantile Exchange Holdings, Inc. and the Chicago Board of Trade Holdings, Inc. as summarized below.

Note 9 **Investments (Continued)**

The fair value and cost basis of the Chicago Mercantile Exchange ("CME") Holdings, Inc. common stock and the Chicago Board of Trade ("CBOT") Holdings, Inc. common stock are as follows:

	Fair Value	Cost
Total Investment in Shares of CME Holdings, Inc.	$ 17,674,432	$ 829,699
Total Investment in Shares of CBOT Holdings, Inc.	2,563,209	226,698
	$ 20,237,641	$ 1,056,397

Fair market values for the shares of CME Holdings, Inc. and for the shares of CBOT Holdings, Inc. were determined from the New York Stock Exchange based upon the December 31, 2005 closing price. The investment in the shares of CME Holdings, Inc. and for the shares of CBOT Holdings, Inc. are recorded at fair market value.

The Company owns 48,095 shares of CME Holdings, Inc. As of December 31, 2005, the Company owned 15,000 of the shares in CME Holdings, Inc. that had been assigned to the CME for membership purposes. The Company operates as an "inactive" clearing member firm at the CME. The Company owns 27,338 shares of CBOT Holdings, Inc. that are subject to temporary restrictions.

Each of the Companys' CME memberships are attached with a "B Share" of CME Holdings, Inc. The Company owns one of each of the following: B-1, B-2, B-3, and B-4. Class B Shares in CME Holdings, Inc. cannot be sold or transferred separately from the sale of the associated membership (CME, IMM, IOM, or GEM) in the Exchange. That is, Class B Shares must be sold or transferred with the associated CME, IMM, IOM, or GEM membership. Further, no membership in the Exchange may be sold unless the purchaser also acquires the associated Class B Share. Class B Shares and the associated membership may, however, be sold separately from Class A Shares at any time unless the shares are assigned for clearing purposes.

Note 10 **Exchange Memberships**

Chicago Board of Trade (CBOT) and CME Memberships

	Fair Value	Cost
CBOT Full Member (Professional Firm)	$ 417,000	$ 106,903
CME Memberships	823,500	1,058,106
Total	$ 1,240,500	$ 1,165,009

Fair market values for the Chicago Mercantile exchange memberships and for the Chicago Board of Trade exchange memberships were determined from the December 31, 2005 bid price.

The exchange membership in the CBOT and CME are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Note 11 **Related Parties**

The Company shares its office, facilities, and support services and associated costs among related companies.

Note 12 **Lease Obligations**

The Company entered into a lease for the space occupied in the Chicago Board of Trade Building (Suite 2020) on February 6, 2002. The lease is for a term beginning March 1, 2002 through May 31, 2006. The future payments are as follows:

	Annual	Monthly
June 1, 2005 – May 31, 2006	$ 140,771	$ 11,731

In addition to the above base rental, the Company will be responsible for its proportionate share of escalation allocations, real estate taxes, and operating expenses. The Company also subleases space to its affiliated entities, but future payments on those arrangements have not been netted in the amounts reported above.

The Company has entered into various other leases for month-to-month booth space and seat leases on various exchange floors and leases for the rental of equipment.

Note 13 **Profit Sharing Retirement Plan**

The Company has established a 401(k) profit sharing retirement plan effective July 1, 2001. The plan is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code. The plan covers all full-time employees who have at least three months of service. The Company contributes to the plan on an elective basis. For the plan years 2005 and 2004, the Company contributed $ - 0 - and $ - 0 - , respectively.

Note 14 **Financial Instruments – Accounting Policies**

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. To date, the Company has not entered into any over-the-counter transactions, requiring any valuations other than quoted market prices.

Derivatives used include futures and options contracts. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, except as described in the next paragraph, as all financial instruments, except for marketable debt and equity securities and their related options classified as available-for-sale, are marked to market with changes in fair values reflected in earnings. Therefore, the disclosure required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Note 14 **Financial Instruments – Accounting Policies (Continued)**

The Company's investment in Chicago Mercantile Exchange Holdings, Inc. common stock has been classified as available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses, determined using the average cost method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income. The Company engaged in hedging activities with respect to its investment in Chicago Mercantile Exchange Holdings, Inc. common stock through March, 2005. Subsequently, its investment is no longer hedged. Unrealized gains or losses on these hedging contracts through March, 2005 are reported in other comprehensive income.

Fair values of options contracts are recorded in Securities Owned or Securities Sold, Not Yet Purchased as appropriate. Open, net liquidating, equity in futures transactions is recorded as Receivables from and Payables to Clearing Organizations in the statements of financial condition.

Premiums for written and purchased option contracts are reported on a gross basis in the statements of financial condition at market value.

Note 15 **Financial Instruments with Off-Balance-Sheet Risk**

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts denominated in United States dollars and foreign currencies, exchange-traded options, and delayed deliveries. These derivative financial instruments are used to conduct trading activities and manage portfolio risks and are subject to varying degrees of market risk.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the futures contract or underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

Futures contracts and options on futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Note 16 **Derivative Financial Instruments**

All of the Company's transactions with off-balance-sheet risk are short-term in duration. The Company enters into exchange traded futures transactions as a part of its regular options market-making risk management operations. Futures transactions are generally executed to reduce risk in the Company's options positions. The Company also enters into futures transactions as a part of its inter-market arbitrage trading activities. The risk controls over these operations ensure that the net, inter-market futures positions are ("flat") price neutral overnight. As of December 31, 2005 and 2004, the Company reported $276.4 million and $289.6 million of notional value in long futures contracts and $402.7 million and $929.7 million in short futures contracts, respectively.

Note 16 **Derivative Financial Instruments (Continued)**

Substantially all of the Company's options contracts expire within one year. Options contracts are classified on the statements of financial condition as Securities Owned (Assets) and Securities Sold, Not Yet Purchased, at Market Value (Liabilities).

Note 17 **Concentrations of Risk**

The Company is engaged in various trading activities exclusively through regulated exchanges. The risk of default depends on the creditworthiness of the exchange and its clearing firms. The Company may hold significant amounts of money in various banks in excess of the amount covered under FDIC insurance.

Note 18 **Other Comprehensive Income**

The components of other comprehensive income are as follows:

	2005	2004
Unrealized Gains on Chicago Mercantile Exchange ("CME") Holdings, Inc. Investments During the Year	$ 7,571,832	$ 7,806,882
Unrealized Gains (Losses) on Chicago Board of Trade ("CBOT") Holdings, Inc. Investments During the Year	2,336,511	(2,916,778)
Total Other Comprehensive Income	$ 9,908,343	$ 4,890,104

Accumulated Other Comprehensive Income presented in the accompanying statements of financial condition consists of the accumulated net unrealized gains (losses) on assets classified as available-for-sale investments, interpreted under Financial Accounting Standards Board No. 115.

Note 19 **Derivative Contracts**

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Note 20 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer, the greater of:

1. Minimum dollar net capital requirement ($100,000), or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debts if alternative method is used.

At December 31, 2005, the Company had net capital of $24,071,495 which was $23,967,782 in excess of its required net capital of $103,713.

Schedule A

Quiet Light Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2005 and 2004

	2005	2004
Total Member's Capital	$ 38,188,794	$ 34,267,965
Unallowable Assets	(11,733,616)	(10,641,729)
Commodity Futures Contracts Proprietary Capital Charges	(490,892)	(776,040)
Other Deductions	(500,000)	(6,361)
Haircuts Required	(1,392,791)	(5,017,408)
Net Capital	24,071,495	17,826,427
Minimum Net Capital Requirement	103,713	100,000
Excess Net Capital	$ 23,967,782	$ 17,726,427

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II, filed by Quiet Light Securities, LLC as of December 31, 2005.

The accompanying notes to the financial statements are an integral part of this statement.